May 8, 2025

Dato' Seow Gim Shen
Chief Executive Officer
Black Titan Corporation
2nd Floor Harbour Centre
159 Mary Street
George Town, Grand Cayman KY1-9006
Cayman Islands

       Re: Black Titan Corporation
           Amendment No. 2 to Draft Registration Statement on Form F-4 Submitted April 24, 2025
           CIK No. 0002034400
Dear Dato' Seow Gim Shen:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 28, 2025 letter.

Amendment No. 2 to Draft Registration Statement on Form F-4 submitted on April 24, 2025
Unaudited pro forma condensed combined financial information, page 76

1. Please address the following comments related to your unaudited pro forma condensed combined financial information.
           The age of the pro forma financial information is based on the age of financial statements requirement applicable to the registrant. Since you are a foreign private issuer, the age of the pro forma information may be determined by reference to
           Item 8 of Form 20-F.
 May 8, 2025
Page 2

             We noted your disclosure that 5(B) derived from the audited statement of operations and comprehensive PubCo for the year ended July 31, 2024. However, the net loss presents on the face of pro forma schedule is not equal to the net loss on page F-24. Please ensure that amounts presented are consistent. In addition, please ensure your footnote references on page 81 are consistent with your footnotes on page 82.
             We note your disclosure that historical statement of operations of TTNP for the twelve months ended September 30, 2024, which derived by subtracting the financial result for the nine months ended September 30, 2023 from the combined financial results for the nine months ended September 30, 2024 and the fiscal year ended December 31, 2023. However, we cannot reconcile the net loss in amount of $5,846 for twelve months ended September 30, 2024. Please ensure that information is accurate.
2. Please revise your disclosure "pro forma financial statements to give effect to pro forma events that are (1) directly attributable to the transaction, (2) factually supportable, and (3) with respect to the pro forma statements of operations, expected to have a continuing impact on the results of the Combined Company" to be consistent with Rule 11-02(a)(6) of Regulation S-X.
TalenTec Sdn. Bhd.
Other income, page F-48

3. We note your response to comment 4. Please tell us the nature of your exchange gain, net. Reconcile these amounts to the foreign exchange gains (loss) presented on your page 47 and page F-36.


       Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Jan Woo at 202-551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Tahra Wright